UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                          SIGNAL TECHNOLOGY CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    826675100
                      -------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                Page 1 of 6 Pages






--------------------------------------------------------------------------------
CUSIP No.  826675100               13G        Page     2     of     6     Pages
                                                   ---------    ---------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                              Bernard P. O'Sullivan

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]

                                                        (b) [X]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
-------- -----------------------------------------------------------------------
------------------- ------ -----------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF
                              399,958
      SHARES

                    ------ -----------------------------------------------------
                    ------ -----------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                 300,461

       EACH
                    ------ -----------------------------------------------------
                    ------ -----------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
    REPORTING
                              262,967
      PERSON
                    ------ -----------------------------------------------------
                    ------ -----------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                              300,461
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      465,634
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                     X
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.7%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                     IN
-------- -----------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                Page 2 of 6 Pages







         Item 1(a).                 Name of Issuer

                                    Signal Technology Corporation

         Item 1(b).                 Address of Issuer's Principal Office

                                    975 Benecia Avenue
                                    Sunnyvale, CA  94086

         Item 2(a).                 Name of Person Filing

                                    Bernard P. O'Sullivan

         Item 2(b).                 Address of Principal Business Office,
                                    or if none, Residence

                                    55 Heritage Lane
                                    Weymouth, MA

         Item 2(c).                 Citizenship

                                    United States of America

         Item 2(d).                 Title of Class of Securities

                                    Common Stock

         Item 2(e).                 CUSIP Number

                                    826675100

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a)[ ] Broker or Dealer registered under Section 15 of the Act
                         (b)[ ]     Bank as defined in section  3(a)(6) of the
                                    Act.
                         (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act.
                         (d)[ ]     Investment   Company   registered   under
                                    section 8 of the Investment Company Act.
                         (e)[ ]     Investment   Adviser   registered   under
                                    section 203 of the Investment Advisers Act of 1940.
                         (f)[ ] Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Ac



                                Page 3 of 6 Pages




                                    of 1974 or Endowment
                                    Fund: see section 240.13d-1(b)(1)(ii)(F).
                         (g)[ ]     Parent Holding company, in accordance with
                                    section 240.13d-1(b)(ii)(G)
                                    (Note: See Item 7)
                         (h)[ ]     Group, in accordance with sectio
                                    240.13d-1(b)(1)(ii)(H).

         Item 4.                    Ownership

                                    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                                    (a)  Amount Beneficially Owned:                                465,634

                                    (b)  Percent of Class:                                            6.7%

                                    (c)  Number of shares as to which such persons has:

                                        (i)  sole power to vote or to direct the vote:         399,958(a)(c)
                                        (ii)  shared power to vote or to direct the vote:      300,461(b)(c)
                                        (iii)  sole power to dispose or to direct the
                                                   disposition of:                                262,967(c)
                                        (iv)  shared power to dispose or to direct the
                                                   disposition of:                             300,461(b)(c)

                                   NOTE: (a) Includes 136,991 shares of which Mr. O'Sullivan has the right to vote, but in which William L. Murphy has the entire direct pecuniary interest. (b) Includes 97,794 shares held by a trust of which Mr. O'Sullivan and his spouse are the trustees and of which his children are the beneficiaries. Mr. O'Sullivan disclaims any pecuniary interest in such shares. (c) Does not include 27,000 shares held by a trust of which Mr. O'Sullivan's spouse is the trustee and of which his grandchildren are the beneficiaries. Mr. O'Sullivan disclaims any pecuniary interest in such shares.


         Item 5.                   Ownership of Five Percent or Less of a Class.

                                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                Page 4 of 6 Pages





         Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the
                                   Investment Company Act off 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            Inapplicable

         Item 7.                   Identification   and  Classification  of  the
                                   Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            Inapplicable

         Item 8. Identification and Classification of Members of the Group.

                                   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                            Inapplicable

         Item 9.                   Notice of Dissolution of Group.

                                            Inapplicable



                                Page 5 of 6 Pages




         Item 10.                  Certification.

                                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date:       January 2, 1997
                                  --------------------------------

                      Signature:  /s/ Bernard P. O'Sullivan
                                  --------------------------------

                      Name/Title: Bernard P. O'Sullivan/Director
                                  --------------------------------



                                Page 6 of 6 Pages